Exhibit 99.1

Obsidian Energy Announces Second Quarter 2026 Results

CALGARY, July 30, 2026 - OBSIDIAN ENERGY LTD. (TSX / NYSE American – OBE) (“Obsidian Energy”, the “Company”, “we”, “us” or “our”) is pleased to report our operating and financial results for the second quarter of 2026 (all amounts are in Canadian dollars unless otherwise noted).

Highlights:

•
Average production of 28,200 boe/d in the second quarter, generated $67.8 million of funds flow from operations: $73.6 million adjusted funds flow from operations excluding a $5.8 million share-based compensation charge
•
In late June, completed an accretive acquisition of high-return Belly River assets, strengthening our core Willesden Green light oil platform
•
Increased our credit facility by $40 million and recently completed a $75 million add-on to our existing senior notes, enhancing financial strength and liquidity
•
Second half 2026 development program underway with two active rigs in Peace River and one in Willesden Green

Three months ended June 30			Six months ended June 30
2026		2025	2026	2025
FINANCIAL
(millions, except per share amounts)
Cash flow from operating activities	$38.2	$55.2	$78.2	$151.9
Basic per share ($/share)[1]	0.57	0.79	1.17	2.12
Diluted per share ($/share)[1]	0.55	0.75	1.13	2.04
Funds flow from operations[2]	67.8	65.8	128.8	165.9
Basic per share ($/share)[3]	1.02	0.94	1.92	2.31
Diluted per share ($/share)[3]	0.98	0.90	1.86	2.23
Adjusted funds flow from operations[2]	73.6	63.2	132.6	164.1
Basic per share ($/share)[3]	1.10	0.90	1.98	2.29
Diluted per share ($/share)[3]	1.06	0.86	1.91	2.21
Net income (loss)	42.0	15.3	23.3	30.7
Basic per share ($/share)	0.63	0.22	0.35	0.43
Diluted per share ($/share)	0.61	0.21	0.34	0.41
Capital expenditures	39.1	40.2	118.8	168.6
Property acquisitions (dispositions), net	97.8	(210.9)	98.4	(210.9)
Decommissioning expenditures	1.3	4.0	3.0	10.6
Long-term debt	354.9	222.8	354.9	222.8
Net debt[2]	$353.6	$270.2	$353.6	$270.2

OPERATIONS
Daily Production
Light oil (bbl/d)	6,696	6,314	6,444	9,503
Heavy oil (bbl/d)	10,757	12,041	11,569	11,467
NGL (bbl/d)	2,237	2,189	2,163	2,628
Natural gas (mmcf/d)	51	50	50	60
Total production[4] (boe/d)	28,200	28,943	28,465	33,653

Average sales price (before hedging)[1]
Light oil ($/bbl)	$132.25	$91.09	$115.52	$96.66
Heavy oil ($/bbl)	99.28	61.27	83.37	65.46
NGL ($/bbl)	62.00	39.42	50.05	47.60
Natural gas ($/mcf)	$1.65	$2.00	$2.00	$2.11

Netback ($/boe)
Sales price	$77.17	$51.83	$67.33	$57.09
Risk management gain (loss)	(14.34)	(0.64)	(10.13)	0.17
Net sales price	62.83	51.19	57.20	57.26
Royalties	(9.90)	(6.03)	(7.44)	(7.27)
Transportation	(5.22)	(4.49)	(5.24)	(4.69)
Net operating costs[3]	(14.49)	(13.54)	(14.54)	(14.78)
Netback[3] ($/boe)	$33.22	$27.13	$29.98	$30.52

(1)
Supplementary financial measure. See ‘Non-GAAP and Other Financial Measures’.
(2)
Non-GAAP financial measure. See ’Non-GAAP and Other Financial Measures’.
(3)
Non-GAAP ratio. See ’Non-GAAP and Other Financial Measures’.
(4)
Please refer to the 'Oil and Gas Information Advisory' section below for information regarding the term "boe".

PRESIDENT'S MESSAGE

"The second quarter was highlighted by the execution of our Belly River acquisition while also generating $73.6 million in adjusted funds flow from operations on average production of 28,200 boe/d," commented Stephen Loukas, Obsidian Energy's President and CEO. "During the quarter, our development activities were primarily focused on bringing wells on production from our earlier 2026 drilling program. Although prolonged spring break-up conditions and unusually wet weather temporarily impacted our field operations, our teams executed well through the challenges, and we have built strong operational momentum during July. With two drilling rigs active in Peace River and one in Willesden Green, we are well positioned to execute our expanded $100.0 million development program through the balance of the year".

"We are also pleased to have closed the Belly River light oil acquisition in the Wilson Creek area of Willesden Green in late June. The addition of these high-quality, contiguous lands and production further strengthens our operating footprint and increases our scale in one of our core areas. The recent expansion of our syndicated credit facility combined with the successful issuance of an additional $75.0 million to our existing senior unsecured notes due in 2030, has further strengthened our financial position, providing us greater flexibility to capitalize on opportunities across our asset base. As we move through the second half of 2026, we remain focused on disciplined execution, operational excellence and delivering sustainable long-term value for our shareholders."

2026 SECOND QUARTER Highlights

•
Adjusted Funds flow from Operations ("AFFO") – The Company generated AFFO of $73.6 million ($1.10 per share basic) compared to $63.2 million ($0.90 per share basic) in the second quarter of 2025. The increase was primarily driven by higher realized oil prices, partially offset by higher risk management losses.
•
Funds Flow from Operations ("FFO") – The Company generated FFO of $67.8 million ($1.02 per share basic) compared to $65.8 million ($0.94 per share basic) in the second quarter of 2025. Similar to AFFO, the increase was mainly due to higher realized oil prices moderated by higher risk management losses, with the additional impact of a share-based compensation charge.

o
The Company recorded a $5.8 million share-based compensation charge, reflecting an unrealized loss on our prepaid equity forward contracts resulting from the change in our share price from $13.22 at March 31, 2026 to $11.61 at June 30, 2026. We have approximately 5.2 million shares contracted at a weighted average price of $9.65 per share.
•
Capital Program – Second quarter capital expenditures totaled $39.1 million (2025: $40.2 million), while decommissioning expenditures totaled $1.3 million (2025: $4.0 million). Development activities during the second quarter of 2026 focused on bringing wells on production in Willesden Green (Belly River) and Peace River (Clearwater), while advancing the start of our expanded second half development program.
•
Belly River Acquisition – On June 30, 2026, the Company closed the acquisition of Belly River light oil assets in the Wilson Creek area of Willesden Green (the "Belly River Acquisition"), adding approximately 2,500 boe/d of high-quality production (76% liquids, based on May 2026 production) and 35 net sections of land. Total consideration was $98.0 million (inclusive of closing adjustments) and was funded through available capacity under the Company's credit facility.
•
Net Operating Costs – Net operating costs were higher in the second quarter of 2026 at $14.49 per boe compared to $13.54 per boe in 2025, primarily due to higher trucking costs associated with our expanded Peace River production base. Water handling optimization initiatives implemented across our operations contributed to an approximately $0.50 per boe reduction in operating costs during the first half of 2026 compared to the second half of 2025. We continue to identify opportunities to enhance our water handling infrastructure, reduce trucking requirements, and further improve operating efficiencies.
•
G&A Costs – General and administrative ("G&A") costs remained consistent in the second quarter of 2026 at $5.2 million, or $2.05 per boe, compared to $5.0 million, or $1.92 per boe, in the second quarter of 2025.
•
Net Debt – Net debt levels increased to $353.6 million at June 30, 2026, compared to $240.1 million at December 31, 2025 mainly due to the $98.0 million Belly River Acquisition.
o
In June 2026, the Company increased the aggregate amount available under our syndicated credit facility to $275.0 million from $235.0 million. The revolving period and maturity dates for our syndicated credit facility remain unchanged at May 31, 2027 and May 31, 2028, respectively.
o
Subsequent to June 30, 2026, the Company issued an additional $75.0 million aggregate principal amount of our existing 8.125% senior unsecured notes due December 3, 2030 (the "Notes"), bringing the total aggregate principal amount outstanding to $250.0 million. The effective yield of the new issuance was 7.186% and the net proceeds were used primarily to repay borrowings under the Company's syndicated credit facility.
•
Share Buyback Program – In the second quarter of 2026, approximately 0.1 million shares were repurchased and cancelled for $2.1 million (at an average price of $14.38 per share).
o
We have repurchased and cancelled approximately 18.9 million shares or 23% of our outstanding shares since our normal course issuer bid ("NCIB") program began in 2023 at an average price of $8.72 per share for $164.6 million.
•
Prepaid Equity Forward Program – We entered into prepaid equity forward contracts on a total of 715,000 shares during the second quarter of 2026 for $10.0 million or $14.03 per share.
o
Since launching this initiative in 2025, the Company has entered into prepaid equity forward contracts covering 5,210,000 shares at a weighted average price of $9.65 per share. These contracts mature in 2028 and 2029, however, we have the ability to monetize or extend them at our discretion, which provides the Company additional flexibility.

•
Net Income – The Company recorded net income of $42.0 million ($0.63 per share basic) in the second quarter of 2026 compared to net income of $15.3 million ($0.22 per share basic) in 2025. In 2026, net income was driven by strong production revenues mainly due to higher oil prices.

2026 SECOND QUARTER OPERATIONAL HIGHLIGHTS

The Company's second quarter program was focused on completing and tying in the wells drilled earlier in the year. While an extended spring break-up resulting from extremely wet conditions delayed certain activities and pushed the start of our second-half program, operations have resumed successfully. We currently have two drilling rigs active in Peace River and one in Willesden Green, positioning the Company for a strong second half of the year.

Key highlights are as follows:

Heavy Oil Highlights

•
Clearwater Waterflood – Waterflood pilots are now operational, with injectors online at our Nampa and West Dawson fields. Initial injection performance is meeting expectations, and the Company now has integrated waterflood projects online across three Clearwater operating areas: Dawson, West Dawson, and Nampa.
o
During the quarter, we drilled and rig-released seven (7.0 net) wells on the integrated Dawson 05-13 Clearwater pad, comprising three (3.0 net) producer wells and four (4.0 net) injector wells.
•
Operations Update – Development activity in Peace River advanced during the quarter, with five (5.0 net) producer wells brought on production. The West Dawson 09-21 Clearwater pad delivered strong initial production results, while simultaneous operations at the Dawson 05-13 Clearwater pad enabled all producer wells to be brought on production prior to drilling rig release, improving efficiency.
•
Production Results – Initial production results for the five (5.0 net) wells brought on production during the second quarter of 2026 were as follows:
o
West Dawson 09-21 Clearwater pad – Two (2.0 net) wells achieved an average IP30 of 299 boe/d per well (100% oil).
o
Dawson 05-13 Clearwater pad – Three (3.0 net) wells brought online delivering an average IP30 rate of 148 boe/d per well (100% oil).

Light Oil Highlights

•
Crimson Development – One (1.0 net) well on the two-well Crimson 01-05 Belly River pad was rig-released during the second quarter, with drilling of the second well continuing into the third quarter.
•
Open Creek Results – The three (3.0 net) wells on the Open Creek 06-04 Belly River pad delivered an average IP30 of 177 boe/d per well (71% liquids) and an average IP60 of 256 boe/d per well (69% liquids). Production improved through the early flowback period despite initial startup challenges. The wells were also drilled with shorter lateral lengths than those planned for the Company's future Belly River development.

•
Production Enhancements - Optimization efforts on the Open Creek 11-28 Belly River pad have resulted in a significant improvement in overall well productivity, leading to new peak production rates after 120 days of production. Prior to the surface reconfiguration, the two (2.0 net) wells averaged sales rates of 289 boe/d (51% liquids) over the preceding 30 days. Following the reconfiguration, production has increased to an average of 529 boe/d (51% liquids) over the last 20 days. The modifications focused on improving produced sand management and reducing associated flow restrictions. Based on these results, these design improvements will be incorporated into future well and facility designs where applicable.
•
Belly River Acquisition – The acquisition of the Wilson Creek asset closed on June 30, with work underway to optimize the acquired production and inventory into the Company's development program. The Company is planning a six-well development program on the acquired lands starting in early 2027.
•
H2 2026 Development Activity – A second light oil drilling rig is expected to start in Willesden Green during the third quarter, supporting continued execution of the Company's Belly River and Cardium development program across the Crimson and Open Creek areas.

wells rig released and on production 2026

	Development	Appraisal	Injector	2026E
Gross (Net) Wells
DEVELOPMENT WELLS

Heavy Oil Assets
H1 Peace River (Bluesky)	1 (1.0)	1 (1.0)	-	2 (2.0)
H1 Peace River (Clearwater)[1]	8 (8.0)	-	7 (7.0)	15 (15.0)

H2 Peace River (Bluesky)	6 (5.7)	-	-	6 (5.7)
H2 Peace River (Clearwater)[2]	6 (6.0)	-	10 (10.0)	16 (16.0)

Light Oil Assets
H1 Willesden Green (Belly River)	7 (7.0)	-	-	7 (7.0)
H1 Willesden Green (Cardium)	-	-	-	-

H2 Willesden Green (Belly River)	14 (14.0)	-	-	14 (14.0)
H2 Willesden Green (Cardium)	3 (3.0)	-	-	3 (3.0)

New Ventures
H2 Activity	2 (2.0)			2 (2.0)
Total Operated Wells[3]	47 (46.7)	1 (1.0)	17 (17.0)	65 (64.7)

(1)
Including the last well of our 2025 program rig released on January 2, 2026.
(2)
One of our 10 added Clearwater injector wells is anticipated to be rig released in early 2027.
(3)
In addition, Obsidian Energy expects to participate in 9 (4.0 net) non-operated wells and drill one operated water source well in 2026.

HEDGING UPDATE

Currently, we have the following contracts outstanding on a weighted average basis:

Type	Volume (bbls/d)	Remaining Term	Price (US$/bbl)
Oil
WTI Swap	10,982	July 2026	$76.86
WTI Swap	2,450	August 2026	81.40
WTI Swap	1,500	September 2026	82.46
WTI Collar	7,500	August 2026	79.50 - 87.66
WTI Collar	1,350	September 2026	$80.00 - 87.42

Type	Notional Amount ($ millions)	Remaining Term	Price (C$)
FX forward contract	$21.3	July 2026	$1.3729
FX forward contract	21.3	August 2026	1.3739
FX forward contract	$11.7	September 2026	$1.3866

Type	Volume (mcf/d)	Remaining Term	Price (C$/mcf)
Natural Gas
AECO Swap	35,077	July 2026 - October 2026	$2.69
AECO Swap	9,479	November 2026 - March 2027	$2.95

Type	Share Volume	Remaining Term (1)	Price (C$)
Equity
Equity Forward Contract	720,000	September 2028	$8.89
Equity Forward Contract	1,300,000	October 2028	8.72
Equity Forward Contract	550,000	November 2028	8.43
Equity Forward Contract	715,000	December 2028	8.31
Equity Forward Contract	450,000	January 2029	8.76
Equity Forward Contract	680,000	February 2029	10.18
Equity Forward Contract	710,000	April 2029	13.82
Equity Forward Contract	85,000	June 2029	$15.10

Total share volume	5,210,000	Weighted average price	$9.65

(1)
The Company can settle the contract, or a portion of the contract, at any time.

UPDATED CORPORATE PRESENTATION

For further information on these and other matters, Obsidian Energy will post an updated corporate presentation on our website, www.obsidianenergy.com, in due course.

ABOUT OBSIDIAN ENERGY

Obsidian Energy is an intermediate-sized oil and gas producer with a well-balanced portfolio of high-quality assets, primarily in the Peace River, Willesden Green and Viking areas in Alberta. The Company’s business is to explore for, develop and hold interests in oil and natural gas properties and related production infrastructure in the Western Canada Sedimentary Basin.

Obsidian Energy is headquartered in Calgary and listed on the Toronto Stock Exchange and NYSE American (TSX / NYSE American: OBE). To learn more, visit Obsidian Energy’s website.

ADDITIONAL READER ADVISORIES

OIL AND GAS INFORMATION ADVISORY

Barrels of oil equivalent ("boe") may be misleading, particularly if used in isolation. A boe conversion ratio of six thousand cubic feet of natural gas to one barrel of crude oil is based on an energy equivalency conversion method primarily applicable at the burner tip and does not represent a value equivalency at the wellhead. Given that the value ratio based on the current price of crude oil as compared to natural gas is significantly different from the energy equivalency conversion ratio of 6:1, utilizing a conversion on a 6:1 basis is misleading as an indication of value.

TEST RESULTS AND INITIAL PRODUCTION RATES

Test results and initial production rates disclosed herein, particularly those short in duration, may not necessarily be indicative of long-term performance or of ultimate recovery. Readers are cautioned that short-term rates should not be relied upon as indicators of future performance of these wells and therefore should not be relied upon for investment or other purposes. A pressure transient analysis or well-test interpretation has not been carried out and thus certain of the test results provided herein should be considered preliminary until such analysis or interpretation has been completed.

NON-GAAP AND OTHER FINANCIAL MEASURES

Throughout this news release and in other materials disclosed by the Company, we employ certain measures to analyze financial performance, financial position, and cash flow. These non-GAAP and other financial measures do not have any standardized meaning prescribed by IFRS and therefore may not be comparable to similar measures provided by other issuers. The non-GAAP and other financial measures should not be considered to be more meaningful than GAAP measures which are determined in accordance with IFRS, such as net income and cash flow from operating activities as indicators of our performance. The interim consolidated financial statements and MD&A for the three and six months ended June 30, 2026, will be available in due course on the Company's website at www.obsidianenergy.com and under our SEDAR+ profile at www.sedarplus.ca and EDGAR profile at www.sec.gov. The disclosure under the section ’Non-GAAP and Other Financial Measures’ in the MD&A is incorporated by reference into this news release.

Non-GAAP Financial Measures

The following measures are non-GAAP financial measures: AFFO; FFO, free cash flow (“FCF”), netback, net debt and net operating costs. These non-GAAP financial measures are not standardized financial measures under IFRS and might not be comparable to similar financial measures disclosed by other issuers. See the disclosure under the section ’Non-GAAP and Other Financial Measures’ in our MD&A for the three and six months ended June 30, 2026, for an explanation of the composition of these measures, how these measures provide useful information to an investor, and the additional purposes, if any, for which management uses these measures.

For a reconciliation of AFFO to cash flow from operating activities, being our nearest measure prescribed by IFRS, see ’Non-GAAP Measures Reconciliations’ below.

For a reconciliation of FFO to cash flow from operating activities, being our nearest measure prescribed by IFRS, see ’Non-GAAP Measures Reconciliations’ below.

For a reconciliation of FCF to cash flow from operating activities, being our nearest measure prescribed by IFRS, see ’Non-GAAP Measures Reconciliations’ below.

For a reconciliation of netback to sales price, being our nearest measure prescribed by IFRS, see ’Non-GAAP Measures Reconciliations’ below.

For a reconciliation of net debt to long-term debt, being our nearest measure prescribed by IFRS, see ’Non-GAAP Measures Reconciliations’ below.

For a reconciliation of net operating costs to operating costs, being our nearest measure prescribed by IFRS, see ’Non-GAAP Measures Reconciliations’ below.

Non-GAAP Ratios

The following measures are non-GAAP ratios: AFFO (basic per share ($/share) and diluted per share ($/share)), which use AFFO as a component; FFO (basic per share ($/share) and diluted per share ($/share)), which use FFO as a component; netback ($/boe), which uses netback as a component; net debt to FFO, which uses net debt and FFO as components; and net operating costs ($/boe), which uses net operating costs as a component. These non-GAAP ratios are not standardized financial measures under IFRS and might not be comparable to similar financial measures disclosed by other issuers. See the disclosure under the section ’Non-GAAP and Other Financial Measures’ in our MD&A for the three and six months ended June 30, 2026, for an explanation of the composition of these non-GAAP ratios, how these non-GAAP ratios provide useful information to an investor, and the additional purposes, if any, for which management uses these non-GAAP ratios.

Supplementary Financial Measures

The following measures are supplementary financial measures: average sales price; cash flow from operating activities (basic per share and diluted per share); and G&A costs ($/boe). See the disclosure under the section ’Non-GAAP and Other Financial Measures’ in our MD&A for the three and six months ended June 30, 2026, for an explanation of the composition of these measures.

Non-GAAP Measures Reconciliations

Cash Flow from Operating Activities, FFO, AFFO and FCF

	Three months ended June 30		Six months ended June 30
(millions, except per share amounts)	2026	2025	2026	2025
Cash flow from operating activities	$38.2	$55.2	$78.2	$151.9
Change in non-cash working capital	25.9	4.3	13.8	(1.5)
Decommissioning expenditures	1.3	4.0	3.0	10.6
Equity forward contracts	1.2	-	32.4	-
Onerous office lease settlements	-	-	-	0.7
Deferred financing costs	(0.5)	(0.6)	(0.9)	(1.0)
Restructuring charges	0.1	0.7	0.3	0.8
Transaction costs	1.2	2.2	1.2	4.4
Other expenses	0.4	-	0.8	-
FFO	67.8	65.8	128.8	165.9
Deferred share units	(3.2)	(1.5)	7.1	(1.2)
Performance share units	0.1	(1.1)	7.6	(0.6)
Equity forward contracts gain (loss)	8.9	-	(10.9)	-
AFFO	$73.6	$63.2	$132.6	$164.1
Capital expenditures	(39.1)	(40.2)	(118.8)	(168.6)
Decommissioning expenditures	(1.3)	(4.0)	(3.0)	(10.6)
Free Cash Flow	$33.2	$19.0	$10.8	$(15.1)

Netback to Sales Price

	Three months ended June 30		Six months ended June 30
(millions)	2026	2025	2026	2025
Sales price	$198.0	$136.5	$346.9	$347.8
Risk management gain (loss)	(36.7)	(1.7)	(52.2)	1.0
Royalties	(25.4)	(15.9)	(38.3)	(44.3)
Transportation	(13.4)	(11.8)	(27.0)	(28.6)
Net operating costs	(37.3)	(35.6)	(74.9)	(90.0)
Netback	$85.2	$71.5	$154.5	$185.9

Net Operating Costs to Operating Costs

	Three months ended June 30		Six months ended June 30
(millions)	2026	2025	2026	2025
Operating costs	$40.8	$39.7	$82.0	$98.7
Less processing fees	(2.0)	(2.6)	(4.1)	(5.4)
Less road use recoveries	(1.5)	(1.5)	(3.0)	(3.3)
Net operating costs	$37.3	$35.6	$74.9	$90.0

Net Debt to Long-Term Debt

	As at June 30
(millions)	2026	2025
Long-term debt
Syndicated credit facility	$184.0	$114.0
Senior unsecured notes (8.125%, maturing December 3, 2030)	175.0	-
Senior unsecured notes (11.95%, maturing July 27, 2027)	-	112.2
Unamortized discount of senior unsecured notes	-	(0.9)
Deferred financing costs	(4.1)	(2.5)
Total	354.9	222.8

Working capital deficiency
Cash	(0.2)	(1.6)
Accounts receivable	(77.8)	(68.1)
Prepaid expenses and other	(14.3)	(14.4)
Prepaid equity forward contracts[1]	(60.5)	-
Accounts payable and accrued liabilities	151.5	131.5
Total	(1.3)	47.4

Net debt	$353.6	$270.2

(1)
The Company includes prepaid equity forward contracts in our working capital deficiency given we have paid for these contracts upon entering them and the corresponding share-based compensation liabilities are included in Accounts Payable and Accrued Liabilities.

ABBREVIATIONS

Oil		Natural Gas
bbl	barrel or barrels	mcf	thousand cubic feet
bbl/d	barrels per day	mcf/d	thousand cubic feet per day
boe	barrel of oil equivalent	mmcf	million cubic feet
boe/d	barrels of oil equivalent per day	mmcf/d	million cubic feet per day
MSW	Mixed Sweet Blend	mmbtu	Million British thermal unit
WTI	West Texas Intermediate	AECO	Alberta benchmark price for natural gas
WCS	Western Canadian Select	NGL	natural gas liquids
cP	Centipoise	GJ	gigajoule

FORWARD-LOOKING STATEMENTS

Certain statements contained in this document constitute forward-looking statements or information (collectively “forward-looking statements”) within the meaning of the "safe harbour" provisions of applicable securities legislation. Forward-looking statements are typically identified by words such as “anticipate”, “continue”, “estimate”, “expect”, “forecast”, “budget”, “may”, “will”, “project”, “could”, “plan”, “intend”, “should”, “believe”, “outlook”, “objective”, “aim”, “potential”, “target” and similar words suggesting future events or future performance. In addition, statements relating to “reserves” or “resources” are deemed to be forward-looking statements as they involve the implied assessment, based on certain estimates and assumptions, that the reserves and resources described exist in the quantities predicted or estimated and can be profitably produced in the future. In particular, this document contains forward-looking statements pertaining to, without limitation, the following: our expectations for executing on our expanded development program for the balance of 2026 and delivering long-term value for our shareholders; how our recent changes in our debt structure creates greater flexibility to capitalize on opportunities across our asset base; how we plan to improve our operating efficiencies; our expectations in connection with our prepaid equity forward program; our expectations and opportunities for our production optimization program; our expected rig start, release and on production dates; our expected development program; our hedges; and that we will file our updated corporate presentation and interim consolidated financial statements and MD&A on our website, SEDAR+ and EDGAR in due course.

With respect to forward-looking statements contained in this document, the Company has made assumptions regarding, among other things: the duration and impact of tariffs that are currently in effect on goods exported from or imported into Canada, and that other than the tariffs that are currently in effect, neither the U.S. nor Canada (i) increases the rate or scope of such tariffs, reenacts tariffs that are currently suspended, or imposes new tariffs, on the import of goods from one country to the other, including on oil and natural gas, and/or (ii) imposes any other form of tax, restriction or prohibition on the import or export of products from one country to the other, including on oil and natural gas; that the Company does not dispose of or acquire material producing properties or royalties or other interests therein (except as disclosed herein); that regional and/or global health related events will not have any adverse impact on energy demand and commodity prices in the future; global energy policies going forward, including the continued ability and willingness of members of OPEC and other nations to agree on and adhere to production quotas from time to time; our ability to execute our plans as described herein and in our other disclosure documents, and the impact that the successful execution of such plans will have on our Company and our stakeholders, including our ability to return capital to shareholders and/or further reduce debt levels; future capital expenditure and decommissioning expenditure levels; expectations and assumptions concerning applicable laws and regulations, including with respect to environmental, safety and tax matters; future operating costs and G&A costs and the impact of inflation thereon; future oil, natural gas liquids and natural gas prices and differentials between light, medium and heavy oil prices and Canadian, WTI and world oil and natural gas prices; future hedging activities; future oil, natural gas liquids and natural gas production levels; future exchange rates, interest rates and inflation rates; future debt levels; our ability to execute our capital programs as planned without significant adverse impacts from various factors beyond our control, including extreme weather events such as wild fires, flooding and drought, infrastructure access (including the potential for blockades or other activism) and delays in obtaining regulatory approvals and third party consents; the ability of the Company's contractual counterparties to perform their contractual obligations; our ability to obtain equipment in a timely manner to carry out development activities and the costs thereof; our ability to market our oil and natural gas successfully to current and new customers; our ability to obtain financing on acceptable terms, including our ability (if necessary) to extend the revolving period and term out period of our credit facility, our ability to maintain the existing borrowing base under our credit facility, our ability (if necessary) to replace our syndicated bank facility and our ability (if necessary) to finance the repayment of our senior unsecured notes on maturity or pursuant to the terms of the underlying agreement; the accuracy of our estimated reserve volumes; and our ability to add production and reserves through our development and exploitation activities.

The future acquisition by the Company of the Company's common shares pursuant to its share buyback program (including through its NCIB), if any, and the level thereof is uncertain. Any decision to acquire common shares of the Company pursuant to the share buyback program will be subject to the discretion of the board of directors of the Company and may depend on a variety of factors, including, without limitation, the Company's business performance, financial condition, financial requirements, growth plans, expected capital requirements and other conditions existing at such future time including, without limitation, contractual restrictions and satisfaction of the solvency tests imposed on the Company under applicable corporate law. There can be no assurance of the number of common shares of the Company that the Company will acquire pursuant to its share buyback program, if any, in the future.

Although the Company believes that the expectations reflected in the forward-looking statements contained in this document, and the assumptions on which such forward-looking statements are made, are reasonable, there can be no assurance that such expectations will prove to be correct. Readers are cautioned not to place undue reliance on forward-looking statements included in this document, as there can be no assurance that the plans, intentions or expectations upon which the forward-looking statements are based will occur. By their nature, forward-looking statements involve numerous assumptions, known and unknown risks and uncertainties that contribute to the possibility that the forward-looking statements contained herein will not be correct, which may cause our actual performance and financial results in future periods to differ materially from any estimates or projections of future performance or results expressed or implied by such forward-looking statements. These risks and uncertainties include, among other things: the risk that (i) the tariffs that are currently in effect on goods exported from or imported into Canada continue in effect for an extended period of time, the tariffs that have been threatened are implemented, that tariffs that are currently suspended are reactivated, the rate or scope of tariffs are increased, or new tariffs are imposed, including on oil and natural gas, (ii) the U.S. and/or Canada imposes any other form of tax, restriction or prohibition on the import or export of products from one country to the other, including on oil and natural gas, and (iii) the tariffs imposed or threatened to be imposed by the U.S. on other countries and retaliatory tariffs imposed or threatened to be imposed by other countries on the U.S., will trigger a broader global trade war which could have a material adverse effect on the Canadian, U.S. and global economies, and by extension the Canadian oil and natural gas industry and the Company, including by decreasing demand for (and the price of) oil and natural gas, disrupting supply chains, increasing costs, causing volatility in global financial markets, and limiting access to financing; risks associated with the refusal of the U.S. to renew the Canada-United States-Mexico Agreement ("CUSMA") by the July 1, 2026 deadline, including the risk that the U.S. ultimately withdrawing from CUSMA, which could result in a significant increase in trade barriers, which could in turn have a material adverse effect on the Canadian and U.S. economies, and by extension the Canadian oil and natural gas industry and the Company; the possibility that we change our budgets (including our capital expenditure budgets) in response to internal and external factors, including those described herein; the possibility that the Company will not be able to continue to successfully execute our business plans and strategies in part or in full, and the possibility that some or all of the benefits that the Company anticipates will accrue to our Company and our stakeholders as a result of the successful execution of such plans and strategies do not materialize (such as our inability to return capital to shareholders and/or reduce debt levels to the extent anticipated or at all); the impact on energy demand and commodity prices of regional and/or global health related events and the responses of governments and the public thereto, including the risk that the amount of energy demand destruction and/or the length of the decreased demand exceeds our expectations; the risk that the financial capacity of the Company's contractual counterparties is adversely affected and potentially their ability to perform their contractual obligations; the possibility that the revolving period and/or term out period of our credit facility and the maturity date of our senior unsecured notes is not extended (if necessary), that the borrowing base under our credit facility is reduced, that the Company is unable to renew or refinance our credit facilities on acceptable terms or at all and/or finance the repayment of our senior unsecured notes when they mature on acceptable terms or at all and/or obtain new debt and/or equity financing to replace our credit facilities and/or senior unsecured notes or to fund other activities; the possibility that we are unable to complete one or more repurchase offers pursuant to our senior unsecured notes when otherwise required to do so; the possibility that we are forced to shut-in production, whether due to commodity prices decreasing, extreme weather events such as wild fires, inability to access our properties due to blockades or other activism, or other factors; the risk that OPEC and other nations fail to agree on and/or adhere to production quotas from time to time that are sufficient to balance supply and demand fundamentals for oil; general economic and political conditions in Canada, the U.S. and globally, and in particular, the effect that those conditions have on commodity prices and our access to capital; industry conditions, including fluctuations in the price of oil, natural gas liquids and natural gas, price differentials for oil and natural gas produced in Canada as compared to other markets, and transportation restrictions, including pipeline and railway capacity constraints; fluctuations in foreign exchange, including the impact of the Canadian/U.S. dollar exchange rate on our revenues and expenses; fluctuations in interest rates, including the effects of interest rates on our borrowing costs and on economic activity, and including the risk that elevated interest rates cause or contribute to the onset of a recession; the risk that our costs increase due to inflation, supply chain disruptions, scarcity of labour and/or other factors, adversely affecting our profitability; unanticipated operating events or environmental events that can reduce production or cause production to be shut-in or delayed (including extreme cold during winter months, wild fires, flooding and droughts (which could limit our access to the water we require for our operations)); the risk that wars and other armed conflicts adversely affect world economies and the demand for oil and natural gas, including the ongoing war between Russian and Ukraine and/or hostilities in the Middle East, particularly between Iran, the United States and Israel; the possibility that fuel conservation measures, alternative fuel requirements, increasing consumer demand for alternatives to hydrocarbons, government mandates requiring the sale of electric vehicles and/or electrification of the power grid, and technological advances in fuel economy and renewable energy generation systems could permanently reduce the demand for oil and natural gas and/or permanently impair the Company's ability to obtain financing and/or insurance on acceptable terms or at all, and the possibility that some or all of these risks are heightened as a result of the response of governments, financial institutions and consumers to a regional and/or global health related event and/or the influence of public opinion and/or special interest groups.

Additional information on these and other factors that could affect Obsidian Energy, or its operations or financial results, are included in the Company's Annual Information Form (see ’Risk Factors’ and ’Forward-Looking Statements’ therein) which may be accessed through the SEDAR+ website (www.sedarplus.ca), EDGAR website (www.sec.gov) or Obsidian Energy's website. Readers are cautioned that this list of risk factors should not be construed as exhaustive.

Unless otherwise specified, the forward-looking statements contained in this document speak only as of the date of this document. Except as expressly required by applicable securities laws, we do not undertake any obligation to publicly update or revise any forward-looking statements. The forward-looking statements contained in this document are expressly qualified by this cautionary statement.

All figures are in Canadian dollars unless otherwise stated.

contact

OBSIDIAN ENERGY

Suite 200, 207 - 9th Avenue SW, Calgary, Alberta T2P 1K3

Phone: 403-777-2500

Toll Free: 1-866-693-2707

Website: www.obsidianenergy.com;

Investor Relations:

Toll Free: 1-888-770-2633

E-mail: investor.relations@obsidianenergy.com